CM

06004715

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Kearny Street
(No. and Street)

San Francisco (City) California (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Huggins (415) 636-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Charles R. Schwab and Christopher V. Dodds, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2005 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified
as client accounts (Debits $7 million, Credits $52 million)

State of California)
County of San Francisco)ss.

Signature

Chief Executive Officer
Title

On this 23rd day of February 2006 before me, Miki T. Grandin, Notary Public, personally appeared Charles R. Schwab and Christopher V. Dodds, personally known to me to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacities and that by their signatures on the instrument the persons, or the entity upon behalf of which the persons acted, executed the instrument.

Signature

Executive Vice President and Chief Financial Officer
Title

WITNESS my hand and official seal.

Notary Public

MIKI T. GRANDIN
COMM. #1528477
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 20, 2008

CHARLES SCHWAB & CO., INC.
(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition as of December 31, 2005 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act Of 1934)

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the Company) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 23, 2006

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005 (In millions, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 486
Cash and investments segregated and on deposit for federal or other regulatory purposes [(1)] (including resale agreements of $8,274)	15,357
Receivables from brokers, dealers and clearing organizations	817
Receivables from brokerage clients — net	10,721
Securities owned — at market value (including securities pledged of $5)	395
Equipment, office facilities and property — net	620
Other assets	358
Total Assets	$ 28,754
Liabilities and Stockholder's Equity	
Drafts payable	$ 224
Payables to brokers, dealers and clearing organizations	1,294
Payables to brokerage clients	24,544
Accrued expenses and other liabilities	594
Payables to affiliates	51
Long-term debt	130
Total liabilities	26,837
Subordinated borrowings due to The Charles Schwab Corporation	220
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	564
Retained earnings	1,133
Total stockholder's equity	1,697
Total	$ 28,754

(1) Amount included represents actual balance on deposit, whereas cash and investments required to be segregated for federal or other regulatory purposes were $15,077 million, including $200 million of related-party resale agreements. On January 4, 2006, Charles Schwab & Co., Inc. deposited a net amount of $92 million into its segregated reserve bank accounts.

See Notes to Consolidated Statement of Financial Condition

1. Significant Accounting Policies

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly-owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with 296 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, U.K. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries.

Basis of presentation — The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Such estimates relate to capitalized development costs for internal-use software; useful lives of equipment, office facilities, and property; valuation of goodwill; valuation of employee stock options; future value of long-term incentive plan units; fair value of financial instruments; allowance for doubtful accounts of brokerage clients; future tax benefits; restructuring reserves; and legal reserves. Actual results could differ from such estimates. All material intercompany balances between Schwab and its wholly-owned subsidiaries have been eliminated in consolidation.

Securities transactions — Clients' securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents — The Company considers all highly liquid investments, including money market funds, interest-bearing deposits with banks, federal funds sold, commercial paper and treasury securities, with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Cash and investments segregated and on deposit for federal or other regulatory purposes consist primarily of securities purchased under agreements to resell (resale agreements), which are collateralized by the U.S. government and its agencies (U.S. Government securities), and certificates of deposit. Resale agreements are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains possession of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by Schwab, with additional collateral obtained when necessary. Certificates of deposit are recorded at market value.

Securities borrowed and securities loaned — Securities borrowed require Schwab to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers and clearing organizations. For securities loaned, Schwab receives collateral in the form of cash in an amount generally equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers and clearing organizations. Schwab monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary.

Receivables from brokerage clients are stated net of allowance for doubtful accounts of $2 million at December 31, 2005. Cash receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

(Tabular amounts in millions)

Securities owned include Schwab Funds® money market funds, fixed income, equity, and other securities, and equity and bond mutual funds and are recorded at estimated fair value.

Equipment, office facilities and property — Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of three to ten years. Buildings are depreciated on a straight-line basis over twenty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal-use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities and property are stated at cost net of accumulated depreciation and amortization of $1.3 billion at December 31, 2005, except for land, which is stated at cost. Equipment, office facilities and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Estimated fair value of financial instruments — Substantially all of Schwab's financial instruments are recorded at estimated fair value or amounts that approximate fair value. The fair value of securities and subordinated borrowings are estimated using quoted market prices and discounted cash flow analyses utilizing discount rates currently available for similar instruments. Other equity securities where quoted market prices are not available are initially recorded at cost. The carrying value of such securities is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by listed market prices or transactions which directly affect the value of such securities.

Income taxes — The Company is included in the consolidated federal income tax return of CSC. Each entity included in the consolidated income tax return computes income tax expense as though it filed a separate income tax return. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes, using currently enacted tax law.

Stock-based compensation — Schwab applies Accounting Principles Board Opinion (APB) No. 25 — Accounting for Stock Issued to Employees, and related interpretations, in accounting for CSC's stock-based employee compensation plans. Because CSC grants stock option awards at an exercise price not less than market value, there is no compensation expense recorded when the awards are granted. CSC changed its option pricing model from the Black-Scholes model to a binomial model for all options granted on or after January 1, 2004. Had compensation expense for CSC's stock option awards been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123 – Accounting for Stock-Based Compensation, Schwab would have recorded additional compensation expense and a corresponding decrease in retained earnings.

Long-term incentive compensation — Eligible officers may receive cash long-term incentive plan units under a long-term incentive plan (LTIP). These awards are restricted from transfer or sale and generally vest annually over a three- to four-year period. Each award provides for a one-time cash payment for an amount that varies based upon CSC's cumulative earnings per share (EPS) over the respective performance period of each grant, generally three to four years. Schwab accrues the estimated total cost for each grant on a straight-line basis over each LTIP's vesting period, with periodic cumulative adjustments to expense and a corresponding decrease in retained earnings as estimates of the total grant cost are revised.

New Accounting Standards — A revision to SFAS No. 123, Share-Based Payment (SFAS No. 123R), which supersedes APB No. 25, was issued in December 2004. In April 2005, the Securities and Exchange Commission (SEC) adopted a new rule that delays the compliance dates for SFAS No. 123R to January 1, 2006. The adoption of SFAS No. 123R is not expected to have a material impact on the Company's financial position.

(Tabular amounts in millions)

SFAS No. 153 – Exchanges of Nonmonetary Assets was issued in December 2004 and was effective beginning July 1, 2005. This statement amends APB No. 29 – Accounting for Nonmonetary Transactions. The adoption of SFAS No. 153 did not have, and is not expected to have, a material impact on the Company's financial position.

SFAS No. 154 – Accounting Changes and Error Corrections was issued in May 2005 and is effective beginning January 1, 2006. This statement replaces APB No. 20 – Accounting Changes, and SFAS No. 3 – Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for reporting a change in accounting principle. SFAS No. 154 generally requires retrospective application to prior periods' financial statements of changes in accounting principle. The adoption of SFAS No. 154 is not expected to have a material impact on the Company's financial position.

2. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $10.4 billion at December 31, 2005. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated financial statements.

3. Securities Owned

A summary of securities owned at December 31, 2005 is as follows:

Schwab Funds® money market funds	$ 271
Fixed income, equity, and other securities	91
Equity and bond mutual funds	33
Total securities owned	$ 395

Schwab's positions in Schwab Funds money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Fixed income securities are held to meet clients' trading activities. Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions.

Securities sold, but not yet purchased, of $15 million at December 31, 2005 consisted primarily of equity positions which are held as a hedge against securities owned. These securities are recorded at market value in accrued expenses and other liabilities.

4. Payables to Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations consist primarily of securities loaned of $1.2 billion at December 31, 2005. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

5. Payables to Brokerage Clients

(Tabular amounts in millions)

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts. At December 31, 2005, Schwab was paying interest at 2.1% on $20.9 billion of cash balances in brokerage client accounts, which were included in payables to brokerage clients.

6. Borrowings

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of eight banks totaling $844 million at December 31, 2005. CSC has access to $794 million of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. There were no borrowings outstanding under these lines at December 31, 2005.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with eight banks in favor of the OCC aggregating $630 million at December 31, 2005. Schwab pays a fee to maintain these arrangements. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging letters of credit (LOCs), in favor of these brokerage clients, that are guaranteed by multiple banks. At December 31, 2005, the outstanding value of these LOCs totaled $130 million. No funds were drawn under these LOCs at December 31, 2005.

A Schwab subsidiary has a lease financing liability related to an office building and land under a 20-year lease. At December 31, 2005, the carrying value of the office building and land is $196 million. The remaining lease financing liability of $130 million, at December 31, 2005, is being reduced by a portion of the lease payments over the remaining lease term. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned Schwab subsidiary; and accordingly such amounts are not included in the computation of Schwab's net capital.

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes, provides for interest at variable or fixed rates at Schwab's option, and is subject to renewal in September 2006. At December 31, 2005, there were $220 million of subordinated borrowings outstanding under this facility bearing interest at a weighted-average rate of 8.6%. The fair value of total subordinated borrowings at December 31, 2005 approximated their carrying amounts.

Subordinated borrowings are included in Schwab's net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "11 — Regulatory Requirements").

7. Related Party Transactions

At December 31, 2005, payables to affiliates of $51 million are payable on demand and certain payables to affiliates bear interest at variable rates (3.9% at December 31, 2005). At December 31, 2005, receivables from affiliates, which were included in other assets, were $11 million.

Schwab provides administrative services for Charles Schwab Investment Management, Inc., U.S. Trust Corporation (U.S. Trust) and some of its other affiliates.

(Tabular amounts in millions)

Schwab pays management fees to an affiliate for recordkeeping and administrative services provided with respect to Schwab's retirement plan services business. Clients of another affiliate transact certain brokerage business with Schwab.

Schwab provides recordkeeping and administrative services to U.S. Trust and Charles Schwab Bank, N.A. (Schwab Bank) relating to sweep money market deposit accounts that are offered to Schwab's brokerage clients who have excess cash in their brokerage accounts. At December 31, 2005, these sweep deposit balances totaled $6.6 billion. In addition, Schwab provides services to Schwab Bank to support Schwab Bank's daily operations.

U.S. Trust provides Schwab with custody services for its clients' investments in securities from the U.S. Government and its agencies. U.S. Trust charges Schwab management fees for providing these custody services.

CSC has assumed Schwab's responsibilities and obligations under a real estate lease for property principally used by CSC, in which Schwab is the lessee.

Schwab also engages in intercompany resale agreements with U.S. Trust. At December 31, 2005, Schwab had $200 million in resale agreements outstanding with U.S. Trust. At December 31, 2005, the market value of collateral received in connection with these resale agreements was $206 million.

8. Taxes on Income

Other assets include net deferred tax assets of $92 million at December 31, 2005, which was comprised of deferred tax assets of $184 million, partially offset by deferred tax liabilities of $92 million. Deferred tax assets are primarily attributable to facilities lease commitments of $95 million and employee compensation, severance and benefits of $70 million. Deferred tax liabilities are attributable to depreciation and amortization of $49 million and capitalized internal-use software development costs of $43 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2005 was necessary.

9. Employee Benefit and Incentive Plans

Retirement Plans — Eligible employees of Schwab who have met certain service requirements may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

Stock Option Plans — CSC's stock incentive plans provide for granting options to employees, officers, and directors of Schwab. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to four-year period from the date of grant. In 2005, CSC granted 8 million options to employees, officers and directors of Schwab. Of these options, 7 million were fully vested and granted to senior officers at exercise prices of 112% and 125% (and also 140% for the Chief Executive Officer) of market value on the date of grant.

Restricted Stock and Long-term Incentive Plans — CSC's stock incentive plans provide for granting restricted stock awards to employees and officers of Schwab. Restricted stock awards are restricted from transfer or sale and generally vest annually over a four-year period.

(Tabular amounts in millions)

Eligible officers may receive LTIP units and restricted stock under a long-term incentive program. These awards are restricted from transfer or sale and generally vest annually over a three- to four-year performance period. The cash payout of the LTIP units, which may range from $0 to $4 per unit, will be made following the end of the performance period based upon CSC achieving certain cumulative EPS levels. LTIP units outstanding at December 31, 2005, were 95 million.

10. Restructuring

2004 Cost Reduction Effort

CSC's 2004 cost reduction effort was designed to mitigate the financial impact of a series of pricing changes which began in 2004 and to strengthen CSC's productivity and efficiency. CSC completed its 2004 cost reduction effort in the first half of 2005.

The remaining workforce restructuring reserve related to the 2004 cost reduction effort at December 31, 2005 was $5 million. Schwab expects to substantially utilize the remaining workforce reduction reserve through cash payments for severance pay and benefits over the respective severance periods through 2006.

The remaining facilities restructuring reserve related to the 2004 cost reduction effort at December 31, 2005 was $28 million. Schwab expects to substantially utilize the remaining facilities reduction reserve through cash payments for the net lease expense over the respective lease terms through 2014.

Previous Initiatives

CSC's previous restructuring initiatives included workforce reductions, reductions in operating facilities, and the removal of certain systems hardware, software and equipment from service. These initiatives reduced operating expenses and adjusted CSC's organizational structure to help improve productivity, enhance efficiency, and increase profitability.

The remaining facilities restructuring reserve related to previous restructuring initiatives at December 31, 2005 was $78 million. Schwab expects to substantially utilize the remaining facilities reduction reserve through cash payments for the net lease expense over the respective lease terms through 2013.

All restructuring reserve liabilities are included in accrued expenses and other liabilities on the Company's consolidated statement of financial condition.

11. Regulatory Requirements

Schwab is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the Rule) and computes net capital under the alternative method permitted by this Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. At December 31, 2005, 2% of aggregate debit balances was $227 million, which exceeded the minimum dollar requirement for Schwab of $250,000. At December 31, 2005, Schwab's net capital was $1.1 billion (10% of aggregate debit balances), which was $916 million in excess of its minimum required net capital and $576 million in excess of 5% of aggregate debit balances. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured

(Tabular amounts in millions)

advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

Pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, Schwab had a portion of its cash and investments segregated for the exclusive benefit of clients at December 31, 2005.

Certain broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2005.

12. Commitments and Contingent Liabilities

Operating leases and other commitments — Schwab has noncancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The future minimum rental commitment under the lease is $14 million at December 31, 2005. The agreement includes two additional five-year extension options which may be exercised at prevailing market rates.

Future minimum rental commitments under these leases at December 31, 2005, including the commitment on the lease agreement with an affiliate, net of committed subleases, are as follows:

	Operating Leases [1]	Subleases [1]	Net
2006	$ 142	$ (22)	$ 120
2007	129	(20)	109
2008	113	(17)	96
2009	97	(15)	82
2010	87	(12)	75
Thereafter	332	(13)	319
Total	$ 900	$ (99)	$ 801

[1] Amounts include facilities under CSC's restructuring initiatives. For further discussion, see note "10 – Restructuring."

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor.

CSC has entered into various credit agreements with banks with terms that require Schwab to maintain specified minimum levels of net capital, as defined in the agreements.

Guarantees — Schwab has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. Schwab satisfies the margin requirements by arranging LOCs, in favor of the clearing houses, that are guaranteed by multiple banks. At December 31, 2005, the outstanding value of these LOCs totaled $630 million. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, that are guaranteed by multiple banks. At

(Tabular amounts in millions)

December 31, 2005, the outstanding value of these LOCs totaled $130 million. No funds were drawn under these LOCs at December 31, 2005.

Schwab also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

Legal contingencies — The Company and its affiliates have been named in various legal proceedings arising from the conduct of its business. Some of these legal actions include claims for substantial damages or unspecified damages. The Company believes it has strong defenses and is vigorously contesting such actions. The Company is also involved, from time to time, in investigations and proceedings by regulatory and other governmental agencies, which may result in adverse judgments, fines or penalties. It is inherently difficult to predict the outcome of these matters, particularly in cases in which claimants seek substantial or unspecified damages, or where investigations or proceedings are at an early stage, and the Company cannot predict with certainty the loss or range of loss that may be incurred from any potential judgment, settlement or award. However, based on current information and consultation with counsel, management believes that the resolution of these matters will not have a material adverse impact on the financial condition of the Company.

13. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk.

Securities lending — Client securities may be loaned temporarily to other brokers in connection with Schwab's securities lending activities. Schwab receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned, and by requiring additional cash as collateral when necessary. The market value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $1.1 billion at December 31, 2005. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these borrowed securities was $474 million at December 31, 2005.

Client trade settlement — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on the settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. Schwab may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and clients are required to deposit additional collateral, or reduce positions,

(Tabular amounts in millions)

when necessary. Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge securities with a market value of $14.9 billion at December 31, 2005. The market value of Schwab's client securities pledged to fulfill the short sales of its clients was $925 million at December 31, 2005. The market value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales was $22 million at December 31, 2005. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The market value of these pledged securities was $5 million at December 31, 2005. Schwab may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The market value of these pledged securities to the OCC was $595 million at December 31, 2005.

Financial instruments held for trading purposes — Schwab maintains inventories in securities on a long and short basis relating to its fixed income operations. Schwab could incur losses or gains as a result of changes in the market value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by Schwab.

Resale agreements — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2005, the market value of collateral received in connection with resale agreements that is available to be repledged or sold was $8.4 billion.

Concentration risk — Schwab's most significant concentration of risk is its exposure to securities issued or collateralized by U.S. Government securities. Schwab's direct market risk exposure, primarily from investments in U.S. Government treasury securities, amounted to $37 million at December 31, 2005. Schwab maintains indirect exposure to U.S. Government securities held as collateral to secure its resale agreements. Schwab's primary credit exposure on these resale transactions is with its counterparty. Schwab would have exposure to the U.S. Government securities, only in the event of the counterparty's default on the resale agreements. U.S. Government securities held as collateral for resale agreements at December 31, 2005 totaled $8.4 billion.

14. Geographic Concentration

At December 31, 2005, approximately 25% of Schwab's total client accounts were located in California.

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Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA
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www.deloitte.com

February 23, 2006

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the Company) for the year ended December 31, 2005, on which we issued our report dated February 23, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP